Exhibit 99.1

So-Young Reports Second Quarter 2020 Unaudited Financial Results

BEIJING, China, August 27, 2020 — So-Young International Inc. (Nasdaq: SY) (“So-Young” or the “Company”), the largest and most vibrant social community in China for consumers, professionals and service providers in the medical aesthetics industry, today announced its unaudited financial results for the three months ended June 30, 2020.

Second Quarter 2020 Financial Highlights

•                        Total revenues were RMB328.2 million (US$46.5 million1), an increase of 15.2% from RMB285.0 million in the same period of 2019, in line with our previous guidance.

•                        Net income was RMB2.1 million (US$0.3 million), compared with a net income RMB29.3 million in the same period of 2019.

•                        Non-GAAP net income2 was RMB30.1 million (US$4.3 million), compared with a non-GAAP net income of  RMB102.2 million in the same period of 2019.

Second Quarter 2020 Operational Highlights

•                        Average mobile MAUs were 6.8 million, an increase of 173.7% from 2.5 million in the second quarter of 2019.

•                        Total number of users purchasing reservation service were 170,553 and the aggregate value of medical aesthetic treatment transactions facilitated by So-Young’s platform was RMB939.6 million.

•                        Number of paying medical service providers on So-Young’s platform were 3,735, an increase of 18.3% from 3,157 in the second quarter of 2019.

Recent Updates

•                        In May, So-Young launched the So-Young Charity Fund and the first phase sized up to RMB10 million in total. Together with the China Plastic and Aesthetic Association, the Company continued to provide support for doctors, information, funds, education, psychological counseling among other support for people who have been injured by medical accidents or congenital deformities.

Mr. Xing Jin, Co-Founder and Chief Executive Officer of So-Young, commented, “Despite ongoing weaker-than-normal consumer sentiment and restrictions on general mobility in parts of China as a result of the outbreak of COVID-19, we made significant progress in expanding our vibrant community of users and medical aesthetic professionals and driving traffic through our platform. We grew our community to an average of mobile MAUs of 6.8 million, an increase of 173.7% year-over-year from 2.5 million during the same period of 2019.”

Mr. Jin added, “We focused on two core initiatives to drive our user growth and engagement during the quarter. First, we made great progress in increasing the trust between users and our platform by rolling out the preferred doctor lists, what we call “Emerald Doctor Lists.” Second, we expanded our community of users and medical aesthetic professionals through consistent content upgrades, including optimizing our live video diagnosis service and launching the “So-Young Ambassador” project, which generated a warm response within our community. Looking ahead, as our platform continues to provide an open, diversified and trustworthy ecosystem for our users and medical aesthetic professionals, we firmly believe that we can further increase our market share in the medical aesthetics industry over the long term.”

1  This press release contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) solely for the convenience of the reader. Unless otherwise specified, all translations of Renminbi amounts into U.S. dollar amounts in this press release are made at RMB 7.0651 to US$1.00, which was the U.S. dollars middle rate announced by the Board of Governors of the Federal Reserve System of the United States on June 30, 2020.

2  Non-GAAP net income is defined as net income excluding share-based compensation expenses. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

“We continued to focus our resources on enhancing our community’s stickiness and elevating the So-Young brand to expand our addressable market,” commented Mr. Min Yu, Chief Financial Officer of So-Young. “In terms of commercialization, we officially launched a membership service for small-to-medium service providers during the quarter. Combined with our existing services and aligned operations, we are confident that we will be able to maintain our healthy growth momentum and generate long-term value for our shareholders.”

Second Quarter 2020 Financial Results

Revenues

Total revenues were RMB328.2 million (US$46.5 million), an increase of 15.2% from RMB285.0 million in the same period of 2019. The increase was primarily due to increases in number of paying medical service providers which gradually recovered operation after the COVID-19 pandemic becomes better controlled in China.

•                      Information services revenues were RMB234.5 million (US$33.2 million), an increase of 10.6% from RMB212.0 million in the same period of 2019. The increase was mainly due to increases in average revenue per medical service provider. Total number of medical service providers subscribing to information services on So-Young’s platform were 2,056.

•                      Reservation services revenues were RMB93.7 million (US$13.3 million), an increase of 28.4% from RMB73.0 million in the same period of 2019. The increase was primarily due to successful conducting the 6.6 Shopping Festival in June, which captured most users with interests in medical aesthetic consumption.

Costs of Revenues

Costs of revenues were RMB50.7 million (US$7.2 million), an increase of 1.9% from RMB49.8 million in the second quarter of 2019. Cost of revenues included share-based compensation expenses of RMB6.0 million (US$0.8 million) during the second quarter of 2020, compared with RMB6.8 million in the corresponding period of 2019.

Operating Expenses

Total operating expenses were RMB287.4 million (US$40.7 million), an increase of 27.8% from RMB224.8 million in the second quarter of 2019.

•                      Sales and marketing expenses were RMB185.2 million (US$26.2 million), an increase of 75.0% from RMB105.8 million in the second quarter of 2019. The increase was primarily due to an increase in expenses associated with marketing campaigns and user acquisition initiatives. Sales and marketing expenses for the second quarter of 2020 included share-based compensation expenses of RMB1.6 million (US$0.2 million), compared with RMB4.5 million in the corresponding period of 2019.

•                      General and administrative expenses were RMB49.8 million (US$7.1 million), a decrease of 25.9% from RMB67.3 million in the second quarter of 2019. General and administrative expenses for the second quarter of 2020 included share-based compensation expenses of RMB14.2 million (US$2.0 million), compared with RMB45.4 million in the corresponding period of 2019. The decrease in share-based compensation expenses was primarily due to recognition of share-based compensation expenses during the second quarter of 2019 related to historical employee options granted, which were contingent upon the completion of the Company’s initial public offering.

•                      Research and development expenses were RMB52.3 million (US$7.4 million), an increase of 1.3% from RMB51.7 million in the second quarter of 2019. The increase was primarily a result of costs associated with increased hiring to support product development, which is in line with the Company’s strategy of strengthening its technology and big data analysis capabilities. Research and development expenses for the second quarter of 2020 included share-based compensation expenses of RMB6.2 million (US$0.9 million), compared with RMB16.1 million in the corresponding period of 2019.

Income Tax Expenses

Income tax expense was RMB2.8 million (US$0.4 million), compared with a RMB10.8 million income tax expense in the same period of 2019, primarily due to the decrease in taxable income during the second quarter of 2020.

Net income

Net income was RMB2.1 million (US$0.3 million), compared with a net income RMB29.3 million in the second quarter of 2019.

Non-GAAP net income

Non-GAAP net income, which excludes the impact of share-based compensation expenses was RMB30.1 million (US$4.3 million), compared with RMB102.2 million non-GAAP net income in the same period of 2019.

Basic and Diluted Earnings per ADS

Basic and diluted income per ADS attributable to ordinary shareholders were RMB0.02 (US$0.00) and RMB0.02 (US$0.00), compared with basic and diluted earnings per ADS attributable to ordinary shareholders of RMB0.22 and RMB0.21 in the same period of 2019.

Cash and Cash Equivalents, Restricted Cash and Term Deposits and Short-Term Investments

As of June 30, 2020, the Company had cash and cash equivalents, restricted cash and term deposits and short-term investments of RMB2,883.2 million (US$408.1 million), compared with RMB2,844.0 million as of December 31, 2019. The increase was primarily due to the cash generated from operating activities during the second quarter.

Business Outlook

For the third quarter of 2020, So-Young expects total revenues to be between RMB340 million (US$48.1 million) and RMB370 million (US$52.4 million), representing a 12.4% to 22.3% increase from the same period in 2019. The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, and customer demand, particularly in view of the potential impact of the COVID-19, the effects of which are difficult to analyze and predict, which are all subject to change.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP income from operations and non-GAAP net income by excluding share-based compensation expenses from income from operations and net income, respectively. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses that are not expected to result in cash payments.  The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of the Company’s results. The Company compensates for these limitations by providing the relevant disclosure of its share-based compensation expenses in the reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating the Company’s performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP.  Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call Information

So-Young’s management will hold an earnings conference call on Thursday, August 27, 2020, at 7:30 AM U.S. Eastern Time (7:30 PM on the same day, Beijing/Hong Kong Time). Participants can register for the conference call by navigating to http://apac.directeventreg.com/registration/event/1179314.

Once preregistration has been completed, participants will receive dial-in numbers, an event passcode, and a unique registrant ID.

To join the conference, please dial the number you receive, enter the event passcode followed by your unique registrant ID, and you will be joined to the conference instantly.

A telephone replay will be available two hours after the conclusion of the conference call through 9:59 AM U.S. Eastern Time, September 4, 2020. The dial-in details are:

International:	+61-2-8199-0299
US:	+1-646-254-3697
Passcode:	1179314

Additionally, a live and archived webcast of this conference call will be available at http://ir.soyoung.com.

About So-Young International Inc.

So-Young International Inc. (Nasdaq: SY) (“So-Young” or the “Company”) is the largest and most vibrant social community in China for consumers, professionals and service providers in the medical aesthetics industry. The Company presents users with reliable information through offering high quality and trustworthy content together with a multitude of social functions on its platform, as well as by curating medical aesthetic service providers that are carefully selected and vetted. Leveraging So-Young’s strong brand image, extensive audience reach, trust from its users, highly engaging social community and data insights, the Company is well-positioned to expand both along the medical aesthetic industry value chain and into the massive, fast-growing consumption healthcare service market.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Financial Guidance and quotations from management in this announcement, as well as So-Young’s strategic and operational plans, contain forward-looking statements. So-Young may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about So-Young’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: So-Young’s strategies; So-Young’s future business development, financial condition and results of operations; So-Young’s ability to retain and increase the number of users and medical service providers, and expand its service offerings; competition in the online medical aesthetic service industry; changes in So-Young’s revenues, costs or expenditures; Chinese governmental policies and regulations relating to the online medical aesthetic service industry, general economic and business conditions globally and in China; the impact of the COVID-19 pandemic to So-Young’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and So-Young undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

So-Young

Investor Relations

Ms. Vivian XU

Phone: +86-10-8790-2012

E-mail: ir@soyoung.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of
	December 31, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	884,676	1,574,120	222,802
Restricted cash	16,509	16,003	2,265
Trade receivables	26,110	39,288	5,561
Receivables from online payment platforms	13,429	16,359	2,315
Amounts due from related parties	5,815	10,573	1,497
Term deposits and short-term investments	1,942,860	1,293,093	183,025
Prepayment and other current assets	67,628	49,326	6,983
Total current assets	2,957,027	2,998,762	424,448
Non-current assets:
Long-term investments	45,980	42,878	6,069
Intangible assets	726	42,289	5,986
Property and equipment, net	32,341	31,838	4,506
Deferred tax assets	35,208	37,708	5,337
Operating lease right-of-use assets	144,488	135,398	19,164
Other non-current assets	14,184	14,651	2,074
Total non-current assets	272,927	304,762	43,136
Total assets	3,229,954	3,303,524	467,584

Liabilities
Current liabilities:
Taxes payable	65,605	39,145	5,541
Contract liabilities	93,725	96,873	13,711
Salary and welfare payables	100,676	90,414	12,796
Amounts due to related parties	2,620	2,300	326
Accrued expenses and other current liabilities	166,088	226,159	32,012
Operating lease liabilities-current	37,799	44,276	6,267
Total current liabilities	466,513	499,167	70,653
Non-current liabilities:
Operating lease liabilities-non current	120,803	111,383	15,765
Deferred tax liabilities	—	9,072	1,284
Total non-current liabilities	120,803	120,455	17,049
Total liabilities	587,316	619,622	87,702

Shareholders’ equity:
Class A Ordinary shares (US$ 0.0005 par value; 750,000,000 shares authorized as of December 31, 2019 and June 30, 2020; 69,371,718 and 69,962,924 shares issued and outstanding as of December 31, 2019 and June 30, 2020, respectively)	221	224	32
Class B Ordinary shares (US$ 0.0005 par value; 20,000,000 shares authorized as of December 31, 2019 and June 30, 2020; 12,000,000 shares issued and outstanding as of December 31, 2019 and June 30, 2020)	37	37	5
Additional paid-in capital	2,799,336	2,842,132	402,278
Statutory reserves	10,562	10,562	1,495
Accumulated deficit	(259,251)	(293,778)	(41,582)
Accumulated other comprehensive income	91,733	124,725	17,654
Total shareholders’ equity	2,642,638	2,683,902	379,882
Total liabilities and shareholders’ equity	3,229,954	3,303,524	467,584

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2019	June 30, 2020	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	US$	RMB	RMB	US$

Revenues
Information services	212,004	234,512	33,193	354,556	360,524	51,029
Reservation services	72,981	93,708	13,264	136,482	150,250	21,267
Total revenues	284,985	328,220	46,457	491,038	510,774	72,296
Cost of revenues	(49,803)	(50,744)	(7,182)	(86,220)	(93,843)	(13,283)
Gross profit	235,182	277,476	39,275	404,818	416,931	59,013
Operating expenses:
Sales and marketing expenses	(105,800)	(185,182)	(26,211)	(181,298)	(294,299)	(41,655)
General and administrative expenses	(67,305)	(49,849)	(7,056)	(92,133)	(83,804)	(11,862)
Research and development expenses	(51,669)	(52,325)	(7,406)	(83,014)	(95,122)	(13,464)
Total operating expenses	(224,774)	(287,356)	(40,673)	(356,445)	(473,225)	(66,981)
Income/(loss) from operations	10,408	(9,880)	(1,398)	48,373	(56,294)	(7,968)
Other income/(expenses):
Investment income	1,192	2,814	398	3,472	5,789	819
Interest income	10,392	11,785	1,668	15,843	25,377	3,592
Exchange (losses)/gains	(4,278)	(27)	(4)	2,018	36	5
Share of losses of equity method investee	—	(1,395)	(197)	—	(3,147)	(445)
Others, net	22,322	1,619	229	23,262	(7,026)	(994)
Income/(loss) before tax	40,036	4,916	696	92,968	(35,265)	(4,991)
Income tax (expenses)/benefit	(10,762)	(2,776)	(393)	(17,789)	1,522	215
Net income/(loss)	29,274	2,140	303	75,179	(33,743)	(4,776)
Accretions of convertible redeemable preferred shares to redemption value	(12,880)	—	—	(50,219)	—	—
Net income/(loss) attributable to ordinary shareholders of the Company	16,394	2,140	303	24,960	(33,743)	(4,776)

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS) (Continued)

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2019	June 30, 2020	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	US$	RMB	RMB	US$

Net income/(loss) per ordinary share
Net earnings/(loss) per ordinary share attributable to ordinary shareholder - basic	0.29	0.03	0.00	0.63	(0.42)	(0.06)
Net earnings/(loss) per ordinary share attributable to ordinary shareholder - diluted	0.27	0.03	0.00	0.57	(0.42)	(0.06)
Net earnings/(loss) per ADS attributable to ordinary shareholders - basic (13 ADS represents 10 Class A ordinary shares)	0.22	0.02	0.00	0.48	(0.32)	(0.05)
Net earnings/(loss) per ADS attributable to ordinary shareholders - diluted (13 ADS represents 10 Class A ordinary shares)	0.21	0.02	0.00	0.44	(0.32)	(0.05)
Weighted average number of ordinary shares used in computing earnings/(loss) per share, basic*	56,496,834	81,489,978	81,489,978	39,893,887	81,303,153	81,303,153
Weighted average number of ordinary shares used in computing earnings/(loss) per share, diluted*	60,744,127	83,677,136	83,677,136	43,703,139	81,303,153	81,303,153

Share-based compensation expenses included in:
Cost of revenues	(6,827)	(5,986)	(847)	(7,109)	(8,196)	(1,160)
Sales and marketing expenses	(4,527)	(1,583)	(224)	(5,013)	(2,303)	(326)
General and administrative expenses	(45,424)	(14,198)	(2,010)	(50,090)	(22,535)	(3,190)
Research and development expenses	(16,144)	(6,172)	(874)	(16,675)	(9,167)	(1,298)

*     Both Class A and Class B ordinary shares are included in the calculation of the weighted average number of ordinary shares outstanding, basic and diluted.

SO-YOUNG INTERNATIONAL INC.

Reconciliation of GAAP and Non-GAAP Results

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2019	June 30, 2020	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	US$	RMB	RMB	US$

GAAP income/(loss) from operations	10,408	(9,880)	(1,398)	48,373	(56,294)	(7,968)
Add back: Shared-based compensation expenses	72,922	27,939	3,955	78,887	42,201	5,974
Non-GAAP income/(loss) from operations	83,330	18,059	2,557	127,260	(14,093)	(1,994)

GAAP Net income/(loss)	29,274	2,140	303	75,179	(33,743)	(4,776)
Add back: Shared-based compensation expenses	72,922	27,939	3,955	78,887	42,201	5,974
Non-GAAP net income	102,196	30,079	4,258	154,066	8,458	1,198